Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES

COMPUTATION OF UNAUDITED EARNINGS PER SHARE

	Three Months Ended		Nine Months Ended
	August 31,		August 31,
	2010	2009	2010	2009

Item 6.

Weighted average shares outstanding — Basic	7,054,442	7,054,442	7,054,442	7,054,442
Net effect of dilutive stock
Options—based on the treasury stock method using average market	—	—	—	—

Weighted average shares outstanding — Diluted	7,054,442	7,054,442	7,054,442	7,054,442

Net (Loss) Income	$(598,225)	$1,599,346	$(967,260)	$2,417,847

Per share amount Basic and Diluted	$(0.08)	$0.23	$(0.14)	$0.34